September 17, 2010

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. Mark Shannon and Ms. Jennifer O’Brien

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated August 23, 2010, regarding
Vista Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Proxy Statement on Schedule 14A
Filed April 9, 2010
File No. 001-0925

Ladies and Gentlemen:

Vista Gold Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the August 23, 2010 letter regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (“SEC”) on March 16, 2010 (the “Annual Report”) and the above-referenced Proxy Statement of Schedule 14A, as filed with the SEC on April 9, 2010 (the “Proxy Statement”) (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Securities and Exchange Commission
September 17, 2010

Proxy Statement on Schedule 14A

General

Staff Comment No. 1

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Vista’s Response:

The Company determined that there are no risks arising from the Company’s compensation policies and practices for its employees that are reasonably likely to have a material adverse effect on the Company and, therefore, pursuant to Item 402(s) of Regulation S-K, no disclosure was made in the Company’s Proxy Statement on Schedule 14A.

The Company made this determination by consultation between management, the compensation committee and the board of directors of the Company, with the board of directors making the ultimate determination.  In determining the likelihood that its compensation policies and practices might have a material adverse effect on the Company, the board of directors considered, among other factors, the following: (i) the fact that the Company only has 23 full-time employees; (ii) the Company’s compensation policies and practices for its executives are in accordance with standard practices in the industry and do not include any extraordinary compensation provisions or bonus structures (see response to Comment 2 below); (iii) the total amount of compensation which the Company could be required to pay to its employees at any one time would not be material in relation to the Company’s expected working capital for the fiscal year; (iv) the Company does not have a separate business unit that constitutes a significantly more profitable portion of the Company than other units or where compensation expense is a more significant percentage of the unit’s revenues; and (v) the board’s belief that the Company’s compensation policies and procedures do not vary drastically with the overall risk and reward structure of the Company.

Compensation Discussion and Analysis, page 25

Staff Comment No. 2

We note that “[your] compensation policies and programs are designed to be competitive with similar mining companies” and that your compensation committee considers in making its determinations a variety of factors including “industry comparables and industry compensation surveys” and “competitive market data for each of the executive positions.”  Please revise your filing to provide disclosure of the companies the compensation committee examines in making its compensation determinations and include a discussion on how those companies are chosen.  See Item 402(b)(2)(xiv) of Regulation S-K.

Vista’s Response:

The Company retained Coopers Consulting Ltd., Vancouver, B.C., to provide a report examining annual base, total cash and total compensation and to assess the competitiveness of the current compensation package for the Company’s executive officers as compared to companies of similar size and development status in the mining industry.  On July 15, 2009, we received from Coopers Consulting a comparative

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September 17, 2010

executive compensation survey taking into account 39 comparable North American mining companies.  These companies were suggested by Coopers and reviewed by the Company’s management team to ensure they were representative of our peer group.

This survey accessed Coopers’ database for annual salary, total cash and total compensation statistical summary reports for each executive position for which there were sufficient data points.  Coopers’ compiled the data available and compiled the consolidated information for each executive.  This information was provided to the Company’s compensation committee and their recommendation was presented to the Board of Directors.

The Company agrees that in its future filings, pursuant to Item 402(b)(2)(xiv) of Regulation S-K, the Company will disclose the above methodology or similar methodology utilized by the Company’s compensation committee to determine benchmarks for executive compensation, including disclosure of the component companies in such analysis.

Staff Comment No. 3

Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2009.  Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.  In particular, include a quantitative and qualitative analysis of the corporate goals the compensation committee used in determining compensation for the named executive officers.  Further, include disclosure of the company’s performance relative to the corporate goals.  Refer to Item 402(b)(2) of Regulation S-K.

Vista’s Response:

The Company’s compensation policies are stated in the Company’s Proxy Statement.  The Company allocates between currently paid compensation (Base Salary and Incentive Payments) and long-term compensation (Stock Options) based on industry comparables and industry competitive surveys (see Response to Comment 1, above).  In relation to long-term compensation, the Company (as of the time of the Proxy Statement) only had one form of award, and so no discussion of allocation between long-term incentive awards was included in the Proxy Statement.  The Company’s grant of stock options is determined on an annual basis when the compensation committee reviews the Company’s total compensation package for each named executive officer.  As discussed in the Proxy Statement, this determination is made against the backdrop of the Company’s compensation goals and objectives, including a competitive compensation package as determined by the compensation survey.

Factors considered in determining compensation policies and in making compensation determinations are set forth in the Proxy Statement and include the long-range interests of the Company, overall financial and operating performance of the Company, and assessment of individual performance and contribution towards meeting these objectives.

As described in the Proxy Statement, the Company’s three forms of compensation are Base Salary, Incentive Payments and Stock Options.  The structure of each of these forms of compensation, including discretion to increase or decrease compensation, within the limits of particular contracts, and how individual performance is accounted for in relation to each form of compensation, are detailed in the Proxy Statement.  Base Salary and Stock Options are determined based on competitive analysis.  Incentive payments are based on corporate goals established each year by the Company’s board of

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September 17, 2010

directors, the Company’s performance level relative to those goals and the Company’s ability to pay. The corporate goals which are established by the board of directors annually include operational goals, such as the addition of mineral resources or reserves, completion of favorable technical and economic goals, successful progress in obtaining various permits and completion of certain acquisitions or disposals. In addition, financial goals are established including maintenance of adequate working capital, maintaining costs within budgeted levels and share price performance versus peer companies or groups. The total amount varies for each management employee based on performance, responsibility and position and the weighting of each component depends on the employee’s role and ability to contribute.

In relation to contract provisions providing payment in connection with termination or change-in-control, each executive officer’s contract was reviewed by the Company’s corporate and employment legal counsel in both the United States and Canada to determine if the triggering events were standard for a company of the same size and in the same industry.  Advice from legal counsel as to the normal triggering events was then considered by the compensation committee which then made a recommendation to the board of directors.

As described in the Proxy Statement, the compensation committee reviews and recommends compensation policies and programs for the Company, as well as salary and benefit levels for its executives. The Company’s president and chief operating officer and the Company’s executive chairman and chief executive officer may not be present during meetings of the compensation committee at which their compensation is being discussed. The board of directors makes the final determination regarding the Company’s compensation programs and practices.

The Company’s compensation committee does not have a formal policy regarding recovery of performance based awards if performance achievements are subsequently restated or reversed.  The Company’s compensation committee does not have a practice of considering accounting and tax treatments in setting compensation levels.

The Company agrees that in its future filings, pursuant to Item 402(b)(2) of Regulation S-K, the Company will disclose the above items in relation to its Compensation Discussion and Analysis or similar disclosure based on the methodologies used by the Company’s compensation committee to determine executive compensation in the future.

Incentive Payments, page 26

Staff Comment No. 4

We note that Mr. Richings and Mr. Earnest “are entitled to earn a discretionary incentive payment in an amount determined annually by the Board of Directors,” which varies from the policy used for making determinations for the compensation of your other named executive officers.  Please revise to discuss both policies and to identify any material differences between how your compensation committee and board of directors determine how your named executive officers are compensated.

Vista’s Response:

It was determined by the Company’s compensation committee and the Company’s board of directors that the executive chairman and chief executive officer and the president and chief operating officers’ roles and leadership are keys to the goals and success of the Company and therefore their incentive payments should be determined on a discretionary basis as determined by the Company’s board of directors and not

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September 17, 2010

limited to a percentage of base salary.  The policy for named executive officers receiving discretionary bonuses is uniform except for the limit on the amount of such bonuses.  Named executive officers may only receive up to a certain percentage of their base salary, while our executive chairman and chief executive officer and the president and chief operating officer may receive an amount determined by the Company’s board of directors.  The Company believes that this is clearly stated in the Proxy Statement.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements and Supplementary Data, page 105

Dispositions, page 114

Disposal of Amayapampa gold project, page 114

Staff Comment No. 5

We note from your disclosure that you recorded an asset of $4.813 million in 2008, representing the “fair value of consideration received on disposal of the Amayapampa gold project… using probability weighted cash flow scenarios and assumptions including future gold prices, estimated gold production and the timing of commencement of Commercial Production.”  Based on the disclosures surrounding this disposal transaction, please address the following:

•
Provide an analysis under both Canadian and U.S. GAAP that supports the recognition of this future consideration as an asset, titled “Amayapampa disposal consideration” on the Consolidated Balance Sheets;

•
Confirm, if true, that this asset is subject to the fair value disclosure requirements under CICA Handbook Section 3862, or otherwise advise.  If true, please tell us how you have complied with this guidance; and

•
Provide an analysis under both Canadian and U.S. GAAP that supports your conclusion that this transaction resulted in the divestiture of Vista Gold Antigua.  Refer to SAB Topic 5:E for further consideration.

Vista’s Response

Under the terms of the Amayapampa Agreement (the “Agreement”), first, there are two financial elements to the arrangement: the first being a receivable element and the second being a royalty element. Republic Gold Limited (“Republic”) agreed to pay the Company $3.0 million in three payments of $1.0 million.  The first of these payments is due and payable upon the start of commercial production (as defined in the Agreement) of the Amayapampa gold project followed by $1.0 million payments on each of the first and second anniversaries at the start of commercial production.  Second, Republic has agreed to pay the Company a net smelter returns royalty (“NSR”) on the gold produced by or on behalf of Republic from the Amayapampa gold project in varying percentages depending on the price of gold per ounce.  When gold is between $500.01 and $650.00 per ounce, a 2% NSR is payable, when the price of gold is between $650.01 and $750.00 per ounce, a 3% NSR is payable, and when the price of gold is $750.01 and above, an NSR of 3.5% is payable.  The NSR is capped at 720,000 gold equivalent ounces and no NSR payments are due to the Company if the gold price is below $500 per ounce.  Third, the

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September 17, 2010

Company retains a first right of refusal in the event Republic decides to sell the property and also retains a right to reacquire the property if Republic or Vista Gold Antigua have not moved to close a financing under a project financing facility within five years of the sale of Vista Gold Antigua to Republic.

•	Under both Canadian and U.S. GAAP, the Company has determined the consideration to be an asset based on the three essential characteristics of asset;

o	Future economic benefits exist – once the Amayapampa gold project is put into production, the Company will begin receiving the $3,000,000 payment as well as the royalty on gold production.

o	Controlled by a particular entity – the Company has the right payments under the royalty and payment stream pursuant to the Agreement with Republic.

o
Occurrence of a past transaction or event – the receipt of the royalty and payment stream is based on the Company’s transfer of the shares and assets of Vista Gold Antigua to Republic which resulted in a disposal transaction.

•
The Company confirms that the asset is subject to fair value disclosure requirements under CICA Handbook Section 3862 as it meets the definition of a financial asset under CICA 3855.  The disclosures that are applicable to the Amayapampa disposal consideration and have been met under CICA 3862 are as follows:

o	Categories of financial assets and liabilities – The Company discloses the categories in Note 14. Financial Instruments.

o
Disclose where each financial instrument and its related interest income or expense and gains or losses are reported in the balance sheet, income statement and cash flow statement.  – The Company discloses the financial asset separately on the face of the balance sheet and no gains or losses have been recorded.

o
Disclose the accounting policy for the measurement basis used in preparing the financial statements as well as the nature of the asset held for trading – The Company has disclosed the measurement method within Note 3 as well as the nature of the asset.

o	Disclose the fair value – The Company believes the carrying amount of the asset approximates its fair value.

o
Disclose the valuation technique and assumptions – The Company has disclosed that it uses a probability weighted cash flow scenario using assumptions including future gold prices, estimated gold production and timing of commencement of commercial production.  All of the assumptions used in the Company’s valuation technique are considered level 3 inputs as none of the assumptions are based on or are dependent upon current market prices.  The value of the royalty and the payment stream will ultimately be determined by Republic’s ability to put the project into production, together with future gold prices, mineral resources and production rates. Republic is actively advancing the project, but has not yet completed a formal feasibility study nor obtained final permits or financing. The Company expects that the assumptions used in measuring the fair value of the instruments will become more precise as such studies are completed and major development milestones are reached.  At present, the Company based its assumptions on press releases put out by Republic, annual and quarterly reports issued by Republic and through conversations with Republic’s management.

Securities and Exchange Commission
September 17, 2010

•
The Company determined that the transaction was a divestiture under both Canadian and U.S. GAAP because all of the outstanding shares of Vista Gold Antigua were transferred to Republic in exchange for the net smelter royalty and payment stream, as discussed above.  The Company considered both EIC 153 and ASC 205-20-55-13(d) when determining whether the cash inflows from the royalty would be considered direct.  It was noted that passive royalty agreements are not considered direct cash flows under both EIC 153 and ASC 205-20-55-13(d).  The Company has further considered SAB Topic 5:E but has concluded that it does not apply to the transaction as the following conditions were present:

o	The Company did not transfer operations to a group of former employees who were responsible for managing those operations.

o	Republic is and was an existing public company with other assets and operations. A newly formed company was not created in this transaction.

o	The Company transferred 100% of the shares of Vista Antigua to Republic.

o
The Company was released from any contingently liable performance relating to the operations of the project.  The Company did not provide any guarantees to Republic or their creditors, to predicate Republic to achieve profitable operations.

o	The risks of the project were fully transferred to the buyer for the period stipulated by the Agreement.

o	No continuing involvement in the project exists by the Company during the term of the Agreement.

The Company did consider the risk of receiving the project back at the end of 5 years when making this determination.  However, Republic has made the Amayapampa project and getting it into production its main focus of its operations.  They have done exploration and have been able to increase the resource base to approximately 1,000,000 ounces from the original 720,000 under the 43-101 technical report issued by the Company.  Republic continues to advance the project and the feasibility study and they continue to have positive press releases indicating their commitment to putting the project into production.  Therefore, the Company believes that there is a greater likelihood of Republic getting the project into production than not.

Securities and Exchange Commission
September 17, 2010

Warrants, page 13

Staff Comment No. 6

We note from your disclosure on page 124 that the number of common shares to be issued upon conversion of all of your outstanding warrants was adjusted upon completion of the Arrangement in May 2007.  Please tell us whether you considered this event to trigger expense recognition for purposes of determining your U.S. GAAP results.  Please provide an analysis to support your conclusions.

Vista’s Response

The Company did not consider the additional common shares issued upon conversion of warrants to be an event that triggered additional expense as this adjustment was made pursuant to a mandatory anti-dilution clause.  The adjustment was made in order to ensure that the warrant holders’ fair-value was the same before the spin-off as after.

Differences between Canadian and United States generally accepted accounting principles, page 133

Staff Comment No. 7

It appears you have combined several material adjustments on the face of the reconciling statements but have not separately quantified and described each material adjustment.  Please review your disclosure and modify your presentation, as necessary, to comply with Item 17(c)(2)(i) through (iii) of Form 20-F or otherwise advise why you believe your presentation complies with Item 17 of Form 20-F.

Vista’s Response

For each year the income statement is presented, net income has been reconciled in a tabular format on the face of the U.S. GAAP income statement.  Each material variance has been separately quantified as a separate reconciling item and a reference has been made to the U.S. GAAP/Canadian GAAP differences disclosure which describes each material adjustment.

The Company has also presented a U.S. GAAP balance sheet and reconciliation from the Canadian GAAP balance sheet.  The amount of each material variance between an amount showing on the Canadian GAAP balance sheet and the amount determined under U.S. GAAP has been shown and a corresponding disclosure as to why the difference has arisen has been made.

As such, the Company believes our disclosure complies with Item 17(c)(2)(i) through (iii) of Form 20-F.

Staff Comment No. 8

We note your statement in adjustment (d) that for U.S. GAAP purposes “the entire amount of convertible debt is classified as a liability and recorded at fair value on the date of issuance.”  Please provide us with an analysis of your convertible debt, including all conversion features, that supports your accounting methodology for U.S. GAAP purposes.  As part of your response, please cite the authoritative literature you relied upon to support your conclusions.

Securities and Exchange Commission
September 17, 2010

Vista’s Response

The conversion features of the Notes are as follows:

The Notes are convertible at the holder’s or the Company’s discretion in accordance with the terms of the Notes. The holder can convert all or part of the debt at any time prior to the maturity date of the Notes or the business day immediately preceding the redemption date (as defined below) at a price of $6.00 per common share (subsequently adjusted to $4.80, as discussed below), subject to adjustment in certain circumstances. The “Redemption Date” represents the date that the Notes will be redeemed in the event that the Company redeems the Notes.

The Company can convert all, but not part, of the Notes after March 4, 2009 if the weighted-average price of the Company’s common shares as quoted on the NYSE Amex has been equal to or greater than $9.00 per share for 15 consecutive trading days. The notice of conversion must occur within 10 days of any such 15-day period and the share price must be equal to or greater than $9.00 on the date the notice is delivered.

Pursuant to the terms of the Notes, on March 4, 2009, the conversion price of the Notes was automatically adjusted from $6.00 per share to $4.80 per share.  As a result of the adjustment, 6.25 million common shares became issuable upon conversion of the Notes.  Prior to the adjustment, 5.0 million common shares were issuable upon the conversion of the Notes.  No further adjustments to the price can be made under the Notes as the Notes provided for a “floor” conversion price of $4.80, which has been reached.

At March 4, 2008, the Company’s closing stock price was $4.85, which was less than the original conversion price on that date of $6.00.  The Company followed the guidance in ASC Topic 470-20-25-11 and 470-20-25-11 when determining that no beneficial conversion feature existed at the time of the issuance of the Notes and therefore the entire amount should be classified as debt.

On March 4, 2009, the date that the conversion price was adjusted to $4.80, the Company’s closing stock price was $1.84.  The Company followed the guidance in ASC Topic 470-20-35-4 when determining whether or not a beneficial conversion amount should have been recognized when the reset occurred.  Since our share price was below the adjusted price, it was determined that no beneficial conversion existed at that time.  Therefore, the entire amount was considered debt.

The Company has accounted for the Notes using the effective interest method.

Staff Comment No. 9

We also note from your adjustment (d) that “all issuance costs were allocated to debt” for U.S. GAAP purposes.  Please tell us how this adjustment complies with ASC Topic 835-30-45-3.  In light of this guidance, please tell us how you considered an adjustment to the Consolidated Balance Sheets for U.S. GAAP purposes to present a deferred charge for issue costs.

Vista’s Response

The Company notes that the issuance costs should have been separately classified on the balance sheet as deferred issuance costs and amortized to the P&L accordingly under U.S. GAAP instead of being netted against the carrying value of the debt, which is done under Canadian GAAP.  However, this would only result in a balance sheet reclassification and would not affect the Company’s working capital nor would it

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affect the Company’s net loss under U.S. GAAP as these costs are being amortized as part of the accretion of convertible debt and would have been held as long-term assets at December 31, 2010 .

The Company agrees that in its future filings, the Company will classify the issuance costs on the balance sheet as deferred issuance costs and amortized to the P&L accordingly under U.S. GAAP.

Staff Comment No. 10

Please confirm, if true, that the amounts shown to arrive at Comprehensive loss – U.S. GAAP as compared with the amounts presented on your consolidated statements of loss and comprehensive loss on page 108 for the periods presented differ due to the tax implications you describe in adjustment (e), or otherwise advise.

Vista’s Response

The Company confirms that these amounts shown to arrive at Comprehensive loss – U.S. GAAP as compared with the amounts presented on our consolidated statements of loss and comprehensive loss differ due to the tax implications of EIC 172.  There is an additional immaterial adjustment to comprehensive loss for U.S. GAAP purposes due to different cost basis amounts recorded under the two GAAPs for the shares received upon the spin-off of Allied Nevada.  That adjustment is immaterial and, as such, is unnecessary to be shown separately.

Staff Comment No. 11

Within your reconciliation of net loss – Canadian GAAP to net loss – U.S. GAAP on page 135, we note your adjustment (f), titled “Gain on sale of Amayapampa” totals $2,124 for 2008.  Please tell us how this adjustment and the description of this line item pertain to what you have described on page 134 as differences in impairment amounts between Canadian and U.S. GAAP.  In addition, please tell us what Canadian to U.S. GAAP adjustment you have recorded based on your disclosure that “In 2008, the future consideration on the disposal of Amayapampa is designated as a financial asset held for trading and is recorded at fair value.”

Vista’s Response

The adjustment of $2,124 for the year 2008 relates to impairment differences between U.S. GAAP and Canadian GAAP because in 2002 an impairment loss was taken on the Amayapampa project, which resulted in the book value of the project to be $2,124 less under U.S. GAAP than under Canadian GAAP.  When the fair value of the Amayapampa disposal consideration was calculated at $4,813 it was determined that a gain needed to be recorded under U.S. GAAP for the disposal of Vista Antigua which related to the original difference in impairment values.  There were no Canadian to U.S. GAAP adjustments recorded based on the disclosure that “In 2008, the future consideration on the disposal of Amayapampa is designated as a financial asset held for trading and is recorded at fair value” as the fair value under both Canadian and U.S. GAAP was the same.  The Company has not recorded any adjustments to the fair value of the Amayapampa disposal consideration as the increase in the amount was immaterial at that time.

Securities and Exchange Commission
September 17, 2010

Engineering Comments

Properties page, 25

We note your disclosure of financial measurements for properties in which preliminary assessments have been completed.  Resource estimates do not have demonstrated economic viability as may be implied by the financial measurements disclosed with your preliminary economic assessments.  Please remove the financial information developed and/or derived from the possible development of your resources.  This would include your operating cash flow, capital expenditures, net present value, return on investment, and payback period.

Vista’s Response

The Company is incorporated in the Yukon Territory, Canada and is listed on the Toronto Stock Exchange.  Pursuant to the requirements of Canadian securities laws, the Company filed its Annual Report on Form 10-K with Canadian securities regulatory authorities as the Company’s Annual Information Form.  In preparing its Annual Information Form and certain information to be incorporated by reference into the Company’s Canadian short form prospectus dated April 27, 2009  (the “Prospectus”), the Company is required under Canadian securities laws to focus on disclosing information that is material to the Company.  Specifically, information that would influence a reasonable investor’s decision whether or not to buy, sell or hold securities in the Company is likely material information.

The Company is required to incorporate by reference its Annual Information Form into the Prospectus.  The form requirements under Canadian securities laws stipulate that the Company must disclose detailed material information on its material properties.  Management of the Company believes that the financial information developed and/or derived from the possible development of its resources is material information for investors.  Accordingly, management of the Company believes that this information is required by Canadian securities law to be included in its Annual Information Form.

Pursuant to the SEC’s Guide 7 requirements, the Company notes that under instruction number 3 to Paragraph (b)(5), the Company is permitted to disclose estimates other than proven (measured) and probable (indicated) reserves when such information is required by foreign law.  As the financial information developed and/or derived from the possible development of its resources is required by Canadian securities law, the Company believes it is necessary and proper to include such disclosure in its Annual Report.  The Company notes that its has provided detailed cautionary notes to U.S. investors regarding the differences between Canadian and U.S. resource and reserve disclosure requirements and has noted that U.S. investors should not assume that any resources as designated under Canadian securities laws are economically or legally mineable.

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K;

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•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-9654.

Sincerely,
Vista Gold Corp.

/s/ Greg Marlier
Greg Marlier
Chief Financial Officer